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                           October 7, 2020

       Adrian Gottschalk
       Chief Executive Officer
       Foghorn Therapeutics Inc.
       100 Binney Street, Suite 610
       Cambridge, MA 02142

                                                        Re: Foghorn
Therapeutics Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 2,
2020
                                                            File No. 333-249264

       Dear Mr. Gottschalk :

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Overview, page 1

   1. We note your response to prior comment 1. Given the prominence of your statement about your market
status, please expand your Risks Associated with Our Business section to discuss the
competition you may face in marketing your products. We note your disclosures on pages 21
and 102 in this regard.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adrian Gottschalk
Foghorn Therapeutics Inc.
October 7, 2020
Page 2

       You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any other questions.



FirstName LastNameAdrian Gottschalk                       Sincerely,
Comapany NameFoghorn Therapeutics Inc.
                                                          Division of
Corporation Finance
October 7, 2020 Page 2                                    Office of Life
Sciences
FirstName LastName